SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                        American Claims Evaluation, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   025144 10 6
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                                 (CUSIP Number)

                                Mr. Gary Gelman
                        American Claims Evaluation, Inc.
                               One Jericho Plaza
                            Jericho, New York 11753
                                 (516) 938-8000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 1, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025144 10 6             SCHEDULE 13D                 Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary Gelman
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      n/a
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        2,946,400
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,946,400
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,946,400
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 19, 1988 as amended by Amendment No.1 filed with the SEC on July 17, 1989, and as further amended by Amendment No. 2 filed with the SEC on November 1, 1991, by Amendment No. 3 filed with the SEC on July 26, 1993 and by Amendment No. 4 filed with the SEC on July 8, 1997 (the "Schedule 13D").

            This Schedule relates to the common stock, par value $.01 per share (the "Shares"), of American Claims Evaluation, Inc., a New York corporation (the "Company").

            On November 1, 2000, Mr. Gelman was granted options to acquire 250,000 Shares at a price of $2.56 per Share, under the Company's 2000 Stock Option Plan.

Item 5. Interest in Securities of the Issuer.

      Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

            Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 2,946,400 Shares, or 60% of the Shares as of November 1, 2000. Of such Shares, 650,000 are issuable pursuant to grants under the Company's employee stock option plans.

      Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

            Mr. Gelman has sole voting and dispositive power over 2,946,400 Shares.

      Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

            Except for the grant of options to purchase 250,000 Shares to Mr. Gelman reported herein, no transactions in Shares were effected by Mr. Gelman during the past sixty (60) days.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2000

                                        ----------------------------------------
                                        Gary Gelman


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